Exhibit 99.1

Cellectis CEO Selected as Speaker for 2017 Milken Institute Global Conference

Dr. André Choulika to Serve as Panelist for “Humankind vs. Cancer: The Scorecard”

NEW YORK--(BUSINESS WIRE)--April 27, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that the Company’s founder, Chairman and CEO, Dr. André Choulika, has been selected as a speaker for the 2017 Milken Institute Global Conference. Dr. Choulika will participate as a panelist for a session titled, “Humankind vs. Cancer: The Scorecard” on Wednesday, May 3, 2017, at 10 a.m. local time.

This panel will focus on both the opportunities and challenges that come with fighting cancer using new targeted therapies and breakthrough immuno-oncology drugs, addressing questions such as: Why do many breakthrough treatments work for some patients but not others? What are some of the risks that are associated with emerging treatments? Can patients, governments and insurers continue to meet the rising costs of cancer treatment? Will the changes in administration impact commitments that are made through the Cancer MoonShot and 21st Century Cures Act?

Dr. Choulika’s selection as a speaker was based on his contribution to and impact on the global healthcare and life sciences industries through Cellectis’ development and therapeutic application of allogeneic, off-the-shelf CAR T-cell immunotherapies that target cancer. With this process, T-cells from healthy donors are genetically edited with Cellectis’ proprietary TALEN® technology to seek and destroy cancer cells.

The 20th Annual Milken Institute Global Conference will take place on Sunday, April 30, to Wednesday, May 3, 2017, in Los Angeles, California.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 17 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases as well as its pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com